Mail Stop 4561

June 23, 2006

Mr. Mark P. Cattini
President and Chief Executive Officer
MapInfo Corporation
One Global View
Troy, New York 12180

      **Re:    MapInfo Corporation**
               **Form 10-K for the Fiscal Year Ended September 30, 2005**
               **Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005**
               **Form 10-Q for the Fiscal Quarterly Period Ended March 31, 2006**
               **File No. 000-23078**

Dear Mr. Cattini:

      We have reviewed the above referenced filings and your response dated May 24, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

1.      Your response to prior comment number 2 states, in part, "When VSOE of fair value of PCS does not exist for a particular product, VSOE of a typical PCS arrangement is used to defer the appropriate amount of revenue as the PCS arrangements are substantially the same." Clarify why you believe it is appropriate to use VSOE of fair value of a "typical PCS arrangement" to allocate value to PCS of a product that you have not established

VSOE of fair value. Tell us how this policy complies with paragraphs 10 and 57 of SOP 97-2, as amended.

2.      Your response to prior comment number 2 also states, in part, "In our prior response, we pointed out that our fair value of PCS when sold separately was equal to the premium charged for the PCS. However, we note that this is not evidence of fair value." Please clarify whether you used "the premium charged for the PCS" to establish VSOE of fair value of PCS historically and if so, tell us the financial statement impact of determining that the premium charged for the PCS is not evidence of fair value.

3.      Your response to price comment number 2 also indicates that you establish VSOE of PCS based on "the fair value of the PCS when sold separately for a renewal fee." This implies that you establish VSOE of fair value of PCS based on separate sales and not based on a stated renewal rate in your arrangements. If this is correct, please tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, tell us how you determined it is appropriate to use a range of prices to establish VSOE of a particular PCS element. In addition, please describe the process you use to evaluate the various factors that affect VSOE of PCS (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order).

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief